1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com
FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
December 20, 2023	www.integraresources.com

INTEGRA SUBMITS DRAFT MINE PLAN OF OPERATIONS FOR THE DELAMAR PROJECT

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce that it has submitted the Draft Mine Plan of Operations ("MPO") to the U.S. Bureau of Land Management ("BLM") for the DeLamar and Florida Mountain Project ("DeLamar" or the "Project") located in southwestern Idaho.

MPO Highlights:

  The MPO is the culmination of over 3 years of environmental baseline studies, initial engineering design, and detailed description of mining and reclamation activities proposed for DeLamar.
    The substantive MPO document was compiled over the last 6 months and allows the Company to initiate the Draft Environmental Impact Statement ("DEIS") process and begin work on the ancillary permits necessary to bring DeLamar to a production decision.
    The MPO submittal will initiate the BLM's review process, per the United States Code of Federal Regulations Title 43 Subpart 3809, allowing the BLM to make a completeness determination and initiate the National Environmental Policy Act ("NEPA") process, expected to begin in mid-2024.
  The MPO includes information derived from various baseline studies completed between 2020-2023, including:
    Wildlife
    Vegetation
    Soils
    Air Quality
    Cultural Resources
    Wetlands, Seeps and Springs
    Aquatic Resources
    Surface Water and Groundwater sampling, analysis and hydrologic studies
    Geochemistry
  The submission of the MPO signifies a major step forward in the mine permitting process as it will utilize information obtained through the baseline studies to establish existing baseline conditions at the DeLamar site to characterize potential impacts for the proposed mine action.

Integra's President, CEO & Director, Jason Kosec commented: "We are incredibly proud of the team at Integra for the submission of the MPO for DeLamar. This not only represents a critical milestone in the advancement of the Project, but also sets Integra apart from its peers, being one of only a few development companies in the Western U.S. with a project entering the NEPA permitting process. 2023 marks a pivotal and successful year for Integra with the completion of the merger with Millennial Precious Metals Corp., announcing the maiden Preliminary Economic Assessment for Wildcat & Mountain View in Nevada, filing the updated mineral resource estimate at DeLamar including the stockpiles, and finally the submission of the MPO for DeLamar. These achievements continue to strengthen Integra's position in the Great Basin as a multi-asset developer with a pathway to becoming a leading U.S. focused gold and silver producer."

Mine Plan of Operations

Integra is dedicated to responsible mine planning that focuses on water quality and quantity, biodiversity preservation, and community considerations. The submission of the MPO to the BLM is the first major de-risking event in the mine permitting process and demonstrates the Company's commitment to advancing DeLamar towards a production decision. The MPO is an integral part of the NEPA process as it marks the formal start of engagement with all cooperating governmental agencies, stakeholders, and the general public. The NEPA process will cover in-detail project scoping, environmental impact analysis, public comment periods, and agency coordination. The detailed assessment conducted during this process ensures a comprehensive understanding of the Project's potential impact on the environment and surrounding communities.

The MPO includes preliminary engineering and site design to define pit layout, heap leach location, development rock storage facility design, and related sequencing. In addition, the MPO includes placement of ancillary facilities, incorporating access roads, power generation, primary crushing and processing. Integra's engineering team has also completed multiple studies and drill programs over the last 3 years to support the MPO which include geotechnical drilling, heap leach design, material and water balance details, cover design, clay resource estimates, Kuz-Ram blast fragmentation study, updated mine plans, and detailed power studies, among others.

Integra completed each of the baseline studies within the proposed outline of the mine features and access roads in 2023 to support the MPO. The completed list of baseline studies was executed by the following consultants:

Baseline Study	Lead Consultant
Aquatic Resources - Fisheries & Macroinvertebrates	EcoAnalysts, Inc. and BioAnalysts, Inc.
Wetlands, Seeps and Springs	GeoEngineers Inc. and Haley & Aldrich, Inc.
Cultural Resources	Tetra Tech, Inc.
Wildlife	Environmental Resources Management, Inc.
Vegetation	Cedar Creek Associates, Inc.
Soils	Cedar Creek Associates, Inc.
Air Monitoring	Ramboll Americas Engineering Solutions, Inc.
Surface Water Hydrology and Quality	Arcadis U.S., Inc.
Groundwater Modeling and Quality	Arcadis U.S., Inc.
Geochemistry	SRK Consulting (U.S.), Inc.

In addition to the completed studies, geochemical characterization of encountered pit lithology and hydrogeologic modeling studies (including fate and transport modeling) have been underway since 2022. These studies will also be used to further develop the reclamation and closure plan at DeLamar.

Next Steps

During the MPO review process by the BLM, the Company will continue permitting efforts in anticipation of the start of the NEPA and DEIS process at DeLamar. The baseline studies and MPO will serve as a basis for various permits, some that are required to be in place prior to construction, including Point of Compliance Permitting, Cyanidation Permits, and Air Permitting with the Idaho Department of Environmental Quality as well as Section 404 of the Clean Water Act with the U.S. Army Corps of Engineers. Upon receipt of a completeness determination from the BLM, Integra will begin the Notice of Intent process which initiates development of the DEIS in mid-2024.

The Company will also continue Tribal engagement and initiate the Programmatic Agreement ("PA") process. The PA is a formal document established between the Company, governmental agencies, and Tribal Nations. The PA includes framework for identifying, managing, and mitigating any potential impacts on culturally sensitive areas or historical sites.

Sustainability Report

Integra recently published the latest Sustainability Report for DeLamar which outlines the Company's commitments and performance in its Environmental, Social and Governance practices. The Sustainability Report speaks to the vast amount of work various departments of the Company have completed, advancing Integra's vision for developing projects that generate an enduring positive legacy for both the community and shareholders.

The report is available on Integra's website by following the link below:

https://integraresources.com/site/assets/files/2572/integrareport_medium_fv.pdf

Management Update

The Company announces that its Chief Operating Officer, Timothy Arnold, will retire from Integra at the end of 2023. Mr. Arnold has been a critical member of the Integra team for 5 years and helped guide the Project from Preliminary Economic Assessment ("PEA") to Pre-feasibility Study ("PFS"). The submission of the MPO represents the culmination of more than 3 years of permitting and baseline work overseen by Mr. Arnold and his team. Integra would like to thank Mr. Arnold for his commitment during his tenure and wishes him the best in retirement.

Integra is also pleased to announce the appointment of Scott Olsen to Vice President, Engineering and Processing. Mr. Olsen is a metallurgical engineer with approximately 25 years of industry experience. Mr. Olsen has held senior roles at the Bald Mountain Mine located in Nevada, U.S. for both Barrick Gold Corporation and Kinross Gold Corporation, including Chief Metallurgist and various superintendent level positions. Most recently, Mr. Olsen worked as a Senior Metallurgical Engineer for Hanlon Engineering & Associates, Inc., a leading process engineering consulting and contracting company. Mr. Olsen holds a degree in Metallurgical Engineering from the University of Idaho.

Annual Grant of Equity Incentive Awards

On December 20, 2023 the Company granted a total of 1,603,371 options, 941,898 restricted share units, and 364,000 deferred share units (together, the "Equity Incentive Awards") to certain employees, executives, directors and consultants of the Company. The Equity Incentive Awards have been granted pursuant to the Company's Amended and Restated Equity Incentive Plan and are subject to vesting provisions. The options granted have an exercise price of C$1.39 per share and will expire 5 years from the date of grant.

Qualified Persons

The scientific and technical information contained in this news release has been reviewed and approved by Raphael Dutaut, Ph.D (P.Geo), Integra's Vice President, Exploration and Tim Arnold (PE, SME), Integra's Chief Operating Officer. Both individuals are "Qualified Persons" ("QP") as defined in NI 43-101.

DeLamar Project Overview

The past producing DeLamar project, which includes the adjacent DeLamar and Florida Mountain gold and silver deposits, is located in Owyhee County in southwest Idaho. Since acquiring the Project in 2017, the Company has demonstrated significant resource growth and conversion while providing robust economic studies in its maiden PEA and PFS. The most recent technical report is available on the Company's website and has been filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

About Integra Resources

Integra is one of the largest precious metals exploration and development companies in the Great Basin of the Western USA. Integra is currently focused on advancing its three flagship oxide heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Wildcat and Mountain View Projects located in western Nevada. The Company also holds a portfolio of highly prospective early-stage exploration projects in Idaho, Nevada, and Arizona. Integra's long-term vision is to become a leading USA focused mid-tier gold and silver producer.

ON BEHALF OF THE BOARD OF DIRECTORS

Jason Kosec
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward Looking and Other Cautionary Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and applicable United States securities laws (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the future financial or operating performance of the Company and the Company's mineral properties and project portfolio; the results from work performed to date; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of technical reports on mineral properties referenced herein; magnitude or quality of mineral deposits; the anticipated advancement of the Company' mineral properties and project portfolios including, but not limited to, submission of MPO for DeLamar; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates; exploration prospects of mineral properties; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; timing and completion of technical reports; the development, operational and economic results of the Preliminary Economic Assessment for the Wildcat & Mountain View Projects and the Mineral Resource Estimate for the DeLamar project; the realization of the expected economics of mineral properties; future growth potential of mineral properties; and future development plans.

Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided. Assumptions and factors include: the Company's ability to complete its planned exploration programs; the absence of adverse conditions at mineral properties; no unforeseen operational delays; no material delays in obtaining necessary permits; the price of gold remaining at levels that render mineral properties economic; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: integration risks; general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and management's ability to anticipate and manage the foregoing factors and risks. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's annual report on Form 20-F dated March 17, 2023 for the fiscal year ended December 31, 2022, and Millennial Precious Metals Corp.'s management's discussion and analysis dated April 28, 2023 for the fiscal year ended December 31, 2022.

There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward‐looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plans, objectives and goals, and may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and the reader is cautioned not to place undue reliance on forward‐looking statements. This news release also contains or references certain market, industry and peer group data, which is based upon information from independent industry publications, market research, analyst reports, surveys, continuous disclosure filings and other publicly available sources. Although the Company believes these sources to be generally reliable, such information is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other inherent limitations and uncertainties. The Company has not independently verified any of the data from third party sources referred to in this news release and accordingly, the accuracy and completeness of such data is not guaranteed.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.